Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC File Nos. 333-216562 and 811-21195

Dear Ms. Dubey:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's completed fee table, expense example, fund performance information and senior securities table. The information set forth below will be included in the Fund's prospectus contained in Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended (also constituting Amendment No. 38 to the Registration Statement under the Investment Company Act of 1940, as amended) (the "Amendment"). Capitalized terms used below and not otherwise defined are used with the meanings assigned to them in Post-Effective Amendment No. 3 to Registration Statement, filed with the Securities and Exchange Commission on February 25, 2019.

We propose to file the Amendment on or about April 30, 2019 in order to formally incorporate the Fund's audited financial statements for the fiscal year ended December 31, 2018 and complete other omitted data, and seek effectiveness as of May 1, 2019.

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.04%
Other Expenses (Including Administrator Fee: 0.30%)(4)	1.12%

Securities and Exchange Commission

April 26, 2019

Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(5)	3.60%
Total Annual Expenses	6.21%(6)
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(1)	Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the fiscal year ended December 31, 2018 was $49,267.

(4)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2018 of approximately $139 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(5)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 10% to 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2018 of approximately $139 million, plus anticipated net proceeds of approximately $991 million from the offering. The Adviser estimates that approximately 1.85% (as a percentage of the net assets attributable to Interests) of the 3.60% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 1.75% is attributable to performance-based fees and allocations, as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(6)	Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2018 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$80	$199	$315	$593

__________________

*	Without the sales load, the expenses would be: $62 (1 Year), $183 (3 Years), $301 (5 Years) and $585 (10 Years).

Securities and Exchange Commission

April 26, 2019

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

FUND PERFORMANCE INFORMATION

The following information should not be viewed as indicative of the future investment performance of the Fund. The information is unaudited and presented net of the Fund's actual fees and expenses, including the Fund's "Acquired Fund Fees and Expenses," and net and gross of the Fund's maximum sales load of 2%. The returns are subject to change without notification to the recipient based on, amongst other things, an annual audit of the Fund.

AVERAGE ANNUAL TOTAL RETURNS OF THE FUND
FOR PERIODS ENDED December 31, 2018

	A&Q Long/Short Strategies Fund LLC (with sales load)	A&Q Long/Short Strategies Fund LLC (without sales load)
1 Year	(8.07)%	(6.20)%
5 Years	0.59%	0.99%
10 Years	3.96%	4.17%
Since Inception[1]	3.93%	4.07%
_________________
[1] The Fund commenced operations on February 1, 2003.

The Fund's total return for the period from February 1, 2003 to December 31, 2018 was 84.77% and 88.56%, net and gross, respectively, of the Fund's maximum 2% sales load.

Based on a hypothetical $50,000 investment in the Fund at the Fund's inception, net gain as of December 31, 2018 would be $42,387 and $44,278, net and gross, respectively, of the Fund's maximum 2% sales load.

Securities and Exchange Commission

April 26, 2019

PAST PERFORMANCE OF THE FUND IS NOT INDICATIVE
OF THE FUTURE RESULTS OF THE FUND.

SENIOR SECURITIES

The following table sets forth information about the Fund's outstanding senior securities (including bank loans) as of the end of the last ten fiscal years. The Fund's senior securities during this time period were comprised only of temporary borrowings made pursuant to secured revolving lines of credit agreements, including the Credit Agreement. The information in the table has been audited by EY.

Fiscal Year Ended	Total Principal Amount Outstanding[1]	Asset Coverage Per $1,000 of Borrowings[2]
December 31, 2018	$ 4,000,000	$ 30,039
December 31, 2017	$10,500,000	$ 14,738
December 31, 2016	$ 8,500,000	$ 19,995
December 31, 2015	N/A	N/A
December 31, 2014	N/A	N/A
December 31, 2013	N/A	N/A
December 31, 2012	N/A	N/A
December 31, 2011	N/A	N/A
December 31, 2010	$ 1,500,000	$332,035
December 31, 2009	N/A	N/A
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[1]	Represents the principal amount owed by the Fund pursuant to secured revolving lines of credit agreements in place at the time.

[2]	Calculated by subtracting the Fund's liabilities and indebtedness not represented by senior securities from the Fund's total assets, dividing the result by the aggregate amount of the Fund's senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik